FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes....... No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ...............).

HSBC HOLDINGS PLC

28 February 2017

Notification of Transactions of Persons Discharging Managerial Responsibilities

HSBC Holdings plc was advised that on 24 February 2017 Jackson Tai purchased 2,233 American Depositary Shares ('ADS')1 representing 11,165 ordinary shares of US$0.50, at the prices stated below:

Price per ADS	Shares acquired
US$40.5920	163 ADS (representing 815 ordinary shares of US$0.50 each)
US$40.5532	2,070 ADS 2 (representing 10,350 ordinary shares of US$0.50 each)
1American Depositary Shares ('ADS') are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings plc ordinary shares. ADS are traded in New York.
2 Jackson Tai is custodian but does not have a beneficial interest in these shares.
HSBC Holdings plc was also advised that on 27 February 2017 Douglas Flint acquired 23 ordinary shares of US$0.50 at £6.5135 under the HSBC Holdings UK Share Incentive Plan.

The following disclosure is made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Jackson Tai

2 - Reason for the notification

Position/status		Non-executive Director

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-02-24	American Depositary Shares ('ADS'). Each ADS represents five HSBC Holdings plc ordinary shares of US$0.50 each.	GB0005405286	Outside a trading venue		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$40.59	163	$6,616.50
		Aggregated	$40.592	163	$6,616.50

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-02-24	American Depositary Shares ('ADS'). Each ADS represents five HSBC Holdings plc ordinary shares of US$0.50 each.	GB0005405286	Outside a trading venue		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$40.55	2,070	$83,945.12
		Aggregated	$40.553	2,070	$83,945.12

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Douglas Flint

2 - Reason for the notification

Position/status		Group Chairman

Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.51	23	£149.81
		Aggregated	£6.514	23	£149.81

Enquiries to:
Lauren Brown
Shareholder Services Team
020 7992 3761

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 28 February 2017